GENTING BERHAD
(Incorporated in Malaysia under Company No. 7916-A)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur. P.O. Box 10937, 50930 Kuala Lumpur, Malaysia.
Tel : 03-261 2288, 202 2288 Fax : 03-261 5304 Telex : MA 30022.

02055477

18 October 2002

02 OCT 22 AM 11:0

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SUPPL

BY FAX
FAX # 001-202-942-9525

Dear Sirs,

GENTING BERHAD
EXEMPTION NO. 82-4962

We enclose a copy of the announcement by the Company on the Incorporation of subsidiaries of Genting International Public Limited Company, an indirect subsidiary of Genting Berhad whose shares are quoted on the Luxembourg Stock Exchange for filing pursuant to exemption no. 82-4962 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Yours faithfully
GENTING BERHAD

TAN WOOI MENG
Group Company Secretary

PROCESSED
NOV 04 2002
THOMSON
FINANCIAL

Encls...
F:\USERS\SEC\ELIE\Letters\ADR.doc

dw 10/28

Exemption No. 82-4962

Form Version 2.0
General Announcement
Ownership transfer to **GENTING/EDMS/KLSE** on **16-10-2002 12:13:27 PM**
Reference No **GG-021016-72E0E**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**GENTING BERHAD**
* Stock name	:	**GENTING**
* Stock code	:	**3182**
* Contact person	:	**MR TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

INCORPORATION OF SUBSIDIARIES OF GENTING INTERNATIONAL PUBLIC LIMITED COMPANY, AN INDIRECT SUBSIDIARY OF GENTING BERHAD WHOSE SHARES ARE QUOTED ON THE LUXEMBOURG STOCK EXCHANGE

* **Contents :-**

We wish to inform that Genting International Public Limited Company ("GIPLC"), an indirect subsidiary of the Company whose shares are quoted on the Luxembourg Stock Exchange has incorporated the following subsidiary companies:

	Name of subsidiaries of GIPLC	Date of Incorporation	Country of Incorporation	No. of shares owned	% of Ownership
1.	*Genting International (Thailand) Limited*	2 October 2002	Thailand	9,800 ordinary shares of Baht100 each	91
2.	*WorldCard International Limited*	4 October 2002	Isle of Man	2 ordinary shares of USD1/- each	100
3.	*WCI Intellectual Limited*	2 October 2002	Isle of Man	2 ordinary shares of USD1/- each	100
4.	*WCI Management Limited*	2 October 2002	Isle of Man	2 ordinary shares of USD1/- each	100
5.	*Worldcard (Hong Kong) Limited*	18 September 2002	Hong Kong	2 ordinary shares of HK$1/- each	100
6.	*WorldCard (Singapore) Limited*	3 October 2002	Singapore	2 ordinary shares of S$1/- each	100

None of the Directors and substantial shareholders of the Company has any interest, direct

or indirect in the incorporation by GIPLC of the abovementioned companies.

The aforesaid new subsidiaries are not expected to have any effect on the group's profit for 2002.

Yours faithfully
GENTING BERHAD

TAN WOOI MENG
Group Company Secretary

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: